(212) 848-7628

(212) 848-8073

WRITER’S EMAIL ADDRESS:

ccondon@shearman.com

eswann@shearman.com

June 13, 2005

VIA EDGAR TRANSMISSION

AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, DC 20549-0406

Attn:	Michael Pressman
Daniel Lee

SunGard Data Systems Inc.

Schedule 13E-3 – File No. 5-38060, filed May 23, 2005

Schedule 14A – File No. 1-12989, filed May 23, 2005

Dear Messrs. Pressman and Lee:

On behalf of our client SunGard Data Systems Inc. (the “Company”), set forth below is the response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) received by telecopy on June 7, 2005, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Amendment No. 1 to the Transaction Statement on Schedule 13E-3 of the

June 13, 2005

Company, Solar Capital Corp. (“Merger Co”) and Cristóbal Conde under the Exchange Act, in each case filed by the Company on May 23, 2005. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose a copy of a revised preliminary Proxy Statement (the “Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Transaction Statement”), which is being filed with the Commission today. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.

We represent the Company. To the extent any response relates to information concerning Merger Co, any of the funds (the “Funds”) affiliated with the seven private equity firms identified in the Proxy Statement, Credit Suisse First Boston or Lazard, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives.

General

1.	We note your response to prior comment no. 1. Merger Co was formed by the funds to effect the transaction. As indicated in the Current Issues Outline, we will look through acquisition vehicles. We believe that the right to designate a board member coupled with the significant equity holdings of renders each fund a control person of Merger Co within the meaning of Exchange Act Rule 12b-2. As control persons, we believe each fund should be identified as filing person.

RESPONSE:

Second Response to SEC with respect to the Private Equity Funds as Filing Persons

We appreciate your taking the time to discuss with us last week the Staff’s position with respect to the Funds being treated as filing persons on Schedule 13E-3 as set forth in Comment 1 of the Staff’s comment letter dated June 6, 2005. We understand that the Staff’s position, as expressed in the Current Issues Outline, is to look through filing persons that are acquisition vehicles to the intermediate and ultimate parent thereof. However, we respectfully note that the acquisition vehicle, Merger Co, is not required to be a filing person and has been included as a filing person solely on a voluntarily basis. As a result, we respectfully submit that there should be no requirement to look further through the acquisition vehicle.

Rule 13e-3 is designed to require that the issuer and any of its affiliates engaging in a going private transaction provide heightened disclosure about the transaction. An affiliate is “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with” the issuer. In a leveraged buy-out transaction, the question sometimes arises whether there is an affiliate of the issuer that is also an affiliate of the purchaser, causing the issuer and the buyer to be under common control.

In the adopting release to Rule 13e-3, the Commission noted that it would not view a person as an affiliate of the purchaser “solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” (Note 6, Release No. 34-16075, 44 FR 46736). As the Staff has often noted, the question of control is one of facts and circumstances.

While we recognize that Cristóbal Conde is an affiliate of SunGard engaged in the going private transaction, and as such is treated as a filing person, we respectfully submit that Mr. Conde does not control Merger Co. Following the closing, Mr. Conde will (i) hold less than three percent (3%) on a fully diluted basis of the equity interests in the ultimate parent company of the surviving corporation, of which approximately 1.3% will represent unvested performance-based stock options (which only vest upon the achievement of performance targets); (ii) have no right to facilitate or veto board action as only one of the eight directors of the surviving corporation; and (iii) have no right to facilitate or veto shareholder action of the surviving corporation. As we previously stated, while what constitutes control is dependent upon specific facts and circumstances, the concept is generally defined as the ability, directly or indirectly, to direct or cause direction of the management and policies of an issuer. While it is expected that Mr. Conde will execute an employment agreement with the surviving corporation to continue as its chief executive officer and that he will be appointed as one of the eight members of its board of directors, according to the SEC adopting release referenced above, the presence of such arrangements alone, without an additional significant equity interest, is not sufficient for Mr. Conde to become an affiliate of Merger Co.

In addition, we respectfully note that the Funds are not affiliates of SunGard. SunGard is not in control, under common control or controlled by the Funds. Accordingly, a conclusion that the Funds must become filing persons, thus treating them as affiliates of SunGard, solely based on a relationship between Mr. Conde and the acquisition vehicle, seems contrary to the provisions of Rule 13e-3 and Staff’s guidance.

Finally, we continue to maintain that none of the Funds controls Merger Co and look forward to finalizing our discussions on this topic with the Staff.

Schedule 14A

2.	We note your response to our prior comment no. 10. Revise the disclosure to summarize the differences between each presentation made by Credit Suisse First Boston. Provide similar disclosure for the Lazard presentations.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see pages 17, 21 and 23 of the Proxy Statement under “SPECIAL FACTORS - Background of the Merger”.

3.	In addition, the presentations relating to the spin-off should also be summarized in the document and filed as exhibits to the Schedule 13E-3. We disagree with your analysis that these materials are not materially related to the transaction. The fact that reports were not specifically commissioned for the going private transaction is not dispositive of the applicability of Item 1015 for these purposes. Please see In the Matter of Meyers Parking System, Inc., Release No. 34-26069 (September 12, 1988), and the Charles L. Ephraim no-action letter dated September 30, 1987.

June 13, 2005

RESPONSE:

As discussed with the Staff on June 8, 2005, the presentations relating to the proposed spin-off were made at a time when the Company was not considering a potential merger or other sale transaction. Once the proposed merger was made known to the Company, however, the Company and Credit Suisse First Boston executed a new engagement letter, separate and apart from the engagement letter they executed in connection with the proposed spin-off, to govern Credit Suisse First Boston’s engagement in connection with the proposed merger. At this point, though the Company’s management continued working toward implementing the spin-off, all of the board’s and Credit Suisse First Boston’s efforts and discussions were focused on the proposed merger. Credit Suisse First Boston did not provide its views regarding a financial comparison of the value of the merger consideration with any value of the two separate companies that might result from the completion of a spin-off. In addition, Credit Suisse First Boston’s and the board’s presentations and financial analyses relating to the proposed merger were not adopted from prior presentations and analyses relating to the proposed spin-off. We note that page five of Credit Suisse First Boston’s Presentation to the Board of Directors, dated February 1, 2005, indicates a comparison of the value of the proposed merger with an implied sale value and an implied trading value of the Company. We can confirm that this page merely reflects a comparison of the preliminary analysis of selected publicly traded companies and the preliminary analysis of selected merger and acquisition transactions with the then-current offer price in the proposed merger, performed in connection with the proposed merger and not the proposed spin-off.

In connection with its evaluation of the merger, the board did not rely on any information contained in presentation materials prepared by Credit Suisse First Boston in connection with the proposed spin-off. Accordingly, we respectfully submit that any presentations with regard to the proposed spin-off are not “materially related to the Rule 13e-3 transaction” as required by Item 1015 of Regulation M-A and, therefore, are not required to be filed as exhibits to the Transaction Statement or described in the Proxy Statement. Additionally, we believe that the material factors considered by the board in connection with its fairness determination and considered by Credit Suisse First Boston and Lazard in connection with the deliveries of their opinions have been adequately disclosed in the Proxy Statement and that additional disclosure with respect to the presentations would be inappropriate, confusing and potentially misleading.

Summary

Summary Term Sheet, pp. 1-2

4.	Please include a short discussion of the fairness opinions received by you from Credit Suisse First Boston and Lazard in your summary term sheet. We believe that such opinions are of material interest to your stockholders and should be discussed briefly in the summary term sheet. Please see Section II.F.2.a of Release No. 33-7760.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see pages 1 and 2 of the Proxy Statement under “SUMMARY – Summary Term Sheet”.

June 13, 2005

Board Recommendation, p. 7

5.	We note your response to comment no. 16 in our letter dated May 12, 2005. Please clarify your disclosure to specifically note that Messrs. Conde and King did not vote to approve the merger agreement. Please also explain to us the basis upon which Messrs. Conde and King recommend a vote for the merger agreement in light of their absence at the board meeting held to finally consider and approve the transaction.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see page 8 of the Proxy Statement under “SUMMARY – Board Recommendation” and page 28 of the Proxy Statement under “SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”.

We respectfully advise the Staff that, as described in the Proxy Statement, Mr. Conde was excluded from meetings of the board of directors regarding the transaction because of his role as a member of management and his participation in the proposed transaction. For the reasons described under “Special Factors – Position of Cristóbal Conde as to Fairness”, however, Mr. Conde believes that the merger agreement and the merger are substantively and procedurally fair to the Company’s unaffiliated stockholders (other than certain executive officers and other members of senior management who will invest in equity securities of the surviving corporation or its parent). In addition, although Mr. King was unable to attend the final board meeting, he attended 12 of the 15 prior board meetings held in connection with the merger and received and reviewed the materials distributed in connection with all meetings. On March 27, 2005, the day of the final board meeting, Mr. King expressed his support of the merger to another board member and requested that the other board member convey that expression of support to the entire board. For these reasons, each of Messrs. Conde and King recommends that the Company’s stockholders vote for the merger.

Interests of the Company’s Directors and Executive Officers in the Merger, pp. 8-9

6.	We note your response to comment no. 12 in our letter dated May 12, 2005. It appears to be the case that your inability to determine the amount of such payments results from the ever changing mix of vested and unvested stock options held by your management participants as time progresses. If so, it appears a reasonable estimate of the payments or a schedule of estimated payments could be determined in light of the short window of time you expect the merger to be consummated. Please advise and/or revise as appropriate.

RESPONSE:

We respectfully advise the Staff that the Company is in the process of calculating the amount of gross-up payments to be received by management participants and will include the calculations in the Proxy Statement when final.

June 13, 2005

Special Factors

Background of the Merger, pp. 15-22

7.	We note your response to our prior comment no. 22. Please discuss what terms were negotiated with respect to management.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see pages 19 and 22 of the Proxy Statement under “SPECIAL FACTORS – Background of the Merger”.

Reasons for the Merger, pp. 22-27

8.	We note your response to our prior comment no. 24. As indicated, please revise to expressly indicate whether the board of directors believes the Rule 13e-3 transaction is fair to your unaffiliated stockholders. Provide corresponding disclosure for each filing person.

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 8 of the Proxy Statement under “SUMMARY – Board Recommendation”, pages 23, 24, 26 and 27 of the Proxy Statement under “SPECIAL FACTORS – Reasons for the Merger”, page 28 of the Proxy Statement under “SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”, page 44 of the Proxy Statement under “SPECIAL FACTORS – Position of Cristóbal Conde as to Fairness”, pages 45 through 47 of the Proxy Statement under “SPECIAL FACTORS – Position of Merger Co as to Fairness” and page 48 of the Proxy Statement under “SPECIAL FACTORS—Purposes, Reasons and Plans for SunGard after the Merger”.

Opinion of Credit Suisse First Boston LLP, pp. 27-35

9.	We note your response to our prior comment no. 27. We are unable to locate a summary of the procedures followed, assumptions made and limitations on the scope of the review as required by Item 1015(b)(6) of Regulation M-A.

RESPONSE:

As discussed with the Staff on June 8, 2005, we supplementally advise the Staff that all information required by Item 1015(b)(6) of Regulation M-A is included on pages 28 through 36 of the Proxy Statement.

June 13, 2005

10.	In addition, you continue to state that the information you provide is “qualified in its entirety.” Because you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate.

RESPONSE:

As discussed with the Staff on June 8, 2005, we supplementally advise the Staff that this qualification has been removed from the Proxy Statement in response to the Staff’s comment.

11.	We reissue prior comment no. 28. Please revise to disclose all material forecasts provided to the advisors and any projection that management helped either advisor develop.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see pages 68 through 70 of the Proxy Statement under “SPECIAL FACTORS – Certain Projections”.

Position of Merger Co as to Fairness, pp. 43-47

12.	We believe your reference to liquidation value on page 45 is insufficient. See Question and Answer No. 20 of Release No. 34-17719 (...the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values).

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 47 of the Proxy Statement under “SPECIAL FACTORS – Position of Merger Co as to Fairness”.

Certain Effects of the Merger, pp. 47-49

13.	We reissue prior comment no. 41. Provide the requested disclosure for each filing affiliate on an individual basis. The effects of the Rule 13e-3 transaction upon the filing persons have not been fully explained to the public stockholders. For example, revise to include the effect the Rule 13e-3 transaction will have upon each filing person’s interest in net book value and net earnings of the issuer in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

RESPONSE:

Additional disclosure has been included in the Proxy Statement in response to the Staff’s comment. Please see page 49 of the Proxy Statement under “SPECIAL FACTORS – Certain Effects of the Merger”.

June 13, 2005

Certain Projections, pp. 67-69

14.	You indicate that numerous assumptions and estimates as to future events were made. As appropriate, either clarify that the disclosure on page 68 addresses all the material assumptions and estimates made or revise to set forth all material assumptions and estimates.

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 70 of the Proxy Statement under “SPECIAL FACTORS –Certain Projections”.

Representations and Warranties, pp. 76-79

15.	Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

RESPONSE:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 78 of the Proxy Statement under “THE MERGER AGREEMENT (PROPOSAL NO. 1) – Representations and Warranties”.

Additional Information, p. 122

16.	It is unclear why you are incorporating by reference additional documents filed after the date of the proxy statement and before the date of the special meeting. Note that Schedule 13E-3 does not provide for the forward incorporation by reference of future Exchange Act reports. Please advise.

RESPONSE:

The incorporation by reference of additional documents filed after the date of the proxy statement and prior to the closing of the merger has been deleted in response to the Staff’s comment. Please see page 124 of the Proxy Statement under “WHERE YOU CAN FIND ADDITIONAL INFORMATION – Incorporation By Reference”.

*            *            *            *

Please direct any questions concerning this letter to Creighton O’M. Condon at (212) 848-7628 or Eliza W. Swann at (212) 848-8073.

June 13, 2005

Very truly yours,

/s/ Creighton O’M. Condon
Creighton O’M. Condon

/s/ Eliza W. Swann
Eliza W. Swann

Attachments

cc:	Cristóbal Conde
Lawrence A. Gross, Esq.
SunGard Data Systems Inc.
Clare O’Brien, Esq.
Shearman & Sterling LLP
Alfred O. Rose, Esq.
Julie H. Jones, Esq.
Ropes & Gray LLP
Howard L. Shecter, Esq.
Robert J. Lichtenstein, Esq.
Morgan, Lewis & Bockius LLP